Exhibit (a)(1)(N)
Boston Scientific Option Exchange Program
Email Communication: Program Commencement

Boston Scientific
Stock Option Exchange Program
E-mail Communication: Program Commencement
To Be Distributed to Employees via Email on May 22, 2007

DATE:	May 22, 2007
TO:	[Eligible Employees (via email distribution list for all eligible jurisdictions)]
FROM:	Jim Tobin, President and Chief Executive Officer Lucia Quinn, Executive Vice President, Human Resources
RE:	Announcement of Employee Stock Option Exchange Program
As we previously announced, on May 8th our stockholders approved a voluntary program in which our employees would be offered the opportunity to exchange certain stock options for deferred stock units (DSUs). Today, we are pleased to announce the formal commencement of the Boston Scientific Stock Option Exchange Program. The program offer period begins today, May 22, 2007, and is scheduled to expire on June 18, 2007, at 11:59 p.m. Eastern Daylight Savings Time.
Program Overview
Boston Scientific employees are eligible to participate in this program if they have outstanding stock options with an exercise price of $25.00 or higher. During the offer period, employees may choose to exchange some or all of their eligible options, on a grant-by-grant basis, for a lesser number of DSUs. The number of DSUs you will receive in exchange for eligible options is based on an exchange ratio, which is determined based on the exercise price of your eligible options. If you decide to participate, your options will be cancelled after the conclusion of the offer period, based on the elections to exchange that you have made, and you will be awarded the relevant number of DSUs. All new DSUs awarded under this program will be subject to a new vesting schedule based on the percentage vested of your surrendered options. You must be employed with Boston Scientific to participate in the program and remain employed throughout the vesting period to receive your DSUs.
A full program explanation, including the exchange ratios and vesting schedule, is posted on the Boston Scientific Stock Option Exchange Program Portal at https://www.corp-action.net/Bostonscientific.
What You Need To Do
Before making a decision about whether or not to participate in the program, you should carefully review each of the following documents, which are located on the Boston Scientific Stock Option Exchange Program Portal:
•	the Offer to Exchange, which is a legal document describing the program in detail;

•	the Deferred Stock Unit Award Agreement;

•	frequently asked questions (FAQ) about the program; and

•	an interactive exchange worksheet to help you decide which, if any, options to exchange.
On the portal, you will have access to a personalized summary of the option grants you hold that are eligible for this exchange and the number of new DSUs you would be granted for each eligible option grant you choose to exchange.

Boston Scientific Option Exchange Program
Email Communication: Program Commencement

If you decide to participate in the program, you may make your election to exchange eligible options for DSUs online via the portal. To participate, you must make your election before the expiration of the offer at 11:59 p.m., Eastern Daylight Savings Time, on June 18, 2007. Please be advised that if you are making your election via a paper election form that you print from the portal, it must be received at Mellon Investor Services by the deadline at the address provided on the portal. No paper elections will be accepted after June 18, 2007 at 11:59 p.m. EDT, even if they are mailed or postmarked before the deadline.
If you decide not to participate, there is no action required.
Finally, please note that participation in the option exchange program is voluntary. Boston Scientific cannot provide any guidance or make recommendations about whether you should or should not elect to exchange your eligible options. You must make your own decision regarding participation, taking into account several factors including the following: the economic environment, business performance, your financial and investment goals, your career objectives, your level of risk tolerance, potential tax impact and other considerations. We recommend that you seek professional advice from your financial and/or tax advisors.
How to Learn More
Remember to read through the information materials available to you on the Boston Scientific Stock Option Exchange Program Portal. Beginning May 30, we will be conducting several question and answer sessions for employees through web conferences. You will be notified shortly about days and times of the web conferences. Additionally, during the offer period you may contact Mellon Investor Services at 800-718-2943 from within the U.S. or 201-680-6670 from outside the U.S. with questions about making an election. You may also send questions about the program to the BSC Equity Compensation Support email box at BSCEquityCompSupport@bsci.com. We will make every effort to answer all questions during the web conferences, and will also provide frequent updates to the FAQs via email during the offer period.
We are pleased to offer you the opportunity to participate in this program. We encourage you to learn all you can about it and consider it carefully. Thank you for your ongoing commitment to quality and our customers.
Sincerely,
Jim and Lucia
This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933.